UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015.
Commission File Number 001-35307
TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant's name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TASMAN METALS LTD.

Date January 6, 2015	By: /s/ Mark Saxon_____________________________________________ Mark Saxon, President and CEO

2

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	January 6, 2015

TASMAN JOINS THE CRITICAL MATERIALS INSTITUTE
A U.S. Department Of Energy Initiative To Secure Rare Earth Element Supply
Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mr Mark Saxon, President & CEO, is pleased to announce that the Company has been accepted as an observing member of the Critical Materials Institute ("CMI").  CMI is an initiative of the U.S. Department of Energy ("DOE") and is recognized as a leader in research to optimize the extraction and use of critical raw materials including rare earth elements ("REE's").  Tasman is focused on its 100%-owned Norra Karr heavy rare earth element (REE) project in Sweden.  Norra Karr is unusually rich in the heavy REE dysprosium ("Dy") that is essential to high strength permanent magnets which operate at elevated temperature.
The CMI team is coordinated and led by The Ames Laboratory in Iowa, with contribution from national laboratories, universities and various industry partners.  CMI's focus is to develop technologies and strategies that reduce the criticality of REE's and other elements which may hinder the current and future development and commercialization of clean energy technologies.  The CMI aims to reduce the risks in Western REE supply chains, including the encouragement of diversification of supply sources.
"Tasman has monitored the achievements of the CMI since its inception in early 2013, and is now looking forward to working closely with the CMI" said Mark Saxon, Tasman's President and CEO. "The combination of excellent research and industry partners with the results-based goals of the CMI has potential to remove many of the impediments to the development of sustainable REE supply chains in the Western World.  The CMI membership comes at a pivotal time for Tasman, with the delivery of the Pre-Feasibility Study ("PFS") for Norra Karr now imminent."
For more information on the CMI aims and research partners, readers should visit CMI's website https://cmi.ameslab.gov/.
Mr Saxon continues "With 2015 now upon us, I want to take this opportunity to thank our various stakeholders for their ongoing support despite the challenges of the past year.  Downward pressure on all major commodity prices has hit the mineral exploration and mining industries hard, with no sector or company immune.
Tasman enters 2015 well positioned in the critical metals sector, with a unique European asset portfolio.  Management believes our focus on the Norra Karr heavy REE project in Sweden remains well justified.  Norra Karr is one of the most significant heavy REE deposits in the Western World, it is very well supported by existing infrastructure, Sweden is an active mining country, and it lies on the doorstep of major consumers of REE's.  The imminent completion of the PFS is an exciting milestone for the Company, and brings closer the possibility of REE supply independence for the European Union.
In 2014 we took the opportunity to expand our portfolio with additional critical metals projects at a low cost, all within our area of expertise. Tasman intends to cost effectively add exceptional assets during this downturn should opportunities be identified.
I thank you for the continued interest and support in Tasman's growth and development, and look forward to sharing a safe and successful 2015."
Tasman's Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE's and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7		BOLLNAS 821 41
CANADA	www.tasmanmetals.com	SWEDEN
info@tasmanmetals.com

and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
 or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of "mineral resources" is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the "CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") and the resource information reported may not be comparable to similar information reported by United States companies.  The term "resources" does not equate to "reserves" and normally may not be included in documents filed with the SEC.  "Resources" are sometimes referred to as "mineralization" or "mineral deposits."  While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the completion of the Norra Karr PFS, the interpretation and actual results of the Norra Karr PFS, changes in corporate goals, unexpected expenditures, our ability to identify and close suitable acquisitions,  unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.